March 22, 2019

David J. Endicott
Chief Executive Officer
Alcon Inc.
Rue Louis-d'Affry 6
1701 Fribourg, Switzerland

       Re: Alcon Inc.
           Registration Statement on Form 20-F
           Filed November 13, 2018
           File No. 001-31269

Dear Mr. Endicott:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery
cc:    D. Scott Bennett